October 9, 2018

Everett M. Dickson
Chief Executive Officer
Cruzani, Inc.
3500 Lennox Road
Suite 1500
Atlanta, GA 30326

       Re: Cruzani, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed April 4, 2018
           Form 10-K/A for the Year Ended December 31, 2017
           Filed April 9, 2018
           File No. 000-54624

Dear Mr. Dickson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Item 9A. Controls and Procedures, page 7

1. We note your presentation of your assessment of Disclosure Controls and Procedures, as well as your disclosure that there were no changes in internal control over financial reporting during the quarter ended December 31, 2017. However, you have not included your assessment of Internal Control over Financial Reporting, as required by Item 308 of
      Regulation S-K. Please file an amended Form 10-K to include this assessment.
Form 10-K/A for the Year Ended December 31, 2017
 Everett M. Dickson
Cruzani, Inc.
October 9, 2018
Page 2
Exhibits

2. We note that your amended Form 10-K/A includes only the revised report of your independent registered public accounting firm and Section 906 Certifications. Please file an amended Form 10-K to include the entire Item 8, including the full set of financial statements, as required by Rule 12b-15 of Regulation 12B. Also, please include the required Section 302 Certifications in your amended Form 10-K. Please also note that the current references to the "quarterly" report on Form 10-K in bullet point 1 in each Section
         906 certification should be revised to refer to the annual report.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameEverett M. Dickson                          Sincerely,
Comapany NameCruzani, Inc.
                                                              Division of
Corporation Finance
October 9, 2018 Page 2                                        Office of
Transportation and Leisure
FirstName LastName